January 9, 2015

Via EDGAR Transmission

Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      National Steel Company
Form 20-F for the fiscal year ended December 31, 2013
Filed April 30, 2014
File No. 1-14732
Response to Second Staff Comment Letter dated December 23, 2014

Dear Mr. O’Brien:

Companhia Siderúrgica Nacional (the “Company”) received two comment letters from the staff of the United States Securities and Exchange Commission (the “Staff”) on December 23, 2014, concerning the Company’s annual report on Form 20-F filed on April 30, 2014 (the “2013 Form 20-F”). This letter provides the Company’s responses to the Staff’s comments in the second letter. For your convenience, we have reproduced below in italics the Staff’s comments numbered 6 through 8 and have provided responses immediately below such comments. All page numbers referred to herein are to the 2013 Form 20-F.

SEC Comment No. 6.

Operating and Financial Review and Prospects, page 70

Operating Results, page 70

6)                  In future filings, please provide a discussion of the business reasons for changes in the various line items and in cases where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason on the overall change in the line item. We note in particular that for your steel and mining segments you cite only changes in volume and price to explain changes in revenue. When financial statements reflect material changes in revenue based on changes in volume and price, the narrative analysis should not only identify the changes in volume and price, but also should analyze the reasons underlying such changes and should discuss the material causes for each of these changes. Please also discuss whether you believe these factors are the result of a trend and, if so, whether you expect it to continue and how it may impact revenues, income from continuing operations, your planned acquisitions, your available liquidity, or any other factors. See Item 5.A of Form 20-F and SEC Release No. 33-835.

Companhia Siderúrgica Nacional

1

Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

#4850-3359-6705v2

Response to Comment No. 6.

We note the Staff’s comment and will include the requested information in future filings.

SEC Comment No. 7.

Related Party Transactions, page 111

7)                  Please provide disclosure responsive to Item 7.B of Form 20-F under this heading in future filings rather than incorporating broad portions elsewhere in your annual report by reference. If you wish to incorporate other sections of your annual report by reference, please do so with precision. Please also ensure that you include disclosure responsive to Item 7.B.2 of Form 20-F in future filings.

Response to Comment No. 7.

We note the Staff’s comment and will revise our disclosure in future filings.

SEC Comment No. 8.

Exhibits, page 146

8)                  In future filings, please number your exhibits as indicated in the Instructions as to Exhibits in Form 20-F. Please note that the exhibits you currently have numbered in the 10 series appear to be material contracts, which are numbered in the 4 series.

Response to Comment No. 8.

We note the Staff’s comment and will renumber our exhibits in future filings.

We hereby acknowledge that:

  we are responsible for the adequacy and accuracy of the disclosure in the filing;

Companhia Siderúrgica Nacional

2
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

#4850-3359-6705v2

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  *******

  If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Andrew Jánszky at +55-11-3927-7701, Felipe Camara at +55-11-3927-7716 or Maria Beatriz Martinez Alves at +55-11-3049-7537.

Sincerely, /s/ Rogério Leme Borges dos Santos _____________________________ Companhia Siderúrgica Nacional By: Rogério Leme Borges dos Santos Title: Controller and Principal Financial Officer

  Companhia Siderúrgica Nacional

3
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

  #4850-3359-6705v2